One Meridian Crossings
Minneapolis, MN 55423
(952)-857-8908
August 20, 2008
Mr. Amit Pande
Assistant Chief Accountant
United States Securities and Exchange Commission
450 Fifth Street Northwest
Washington, D.C. 20549
Dear Mr. Pande:
This communication is provided in response to your letter dated August 7, 2008 regarding your review of Residential Capital, LLC’s December 31, 2007, Annual Report on Form 10-K filed with the SEC on February 27, 2008, and ResCap’s Quarterly Report on Form 10-Q filed with the SEC on May 7, 2008 (File No. 0-51438). Our responses are presented below, following each of the respective comments communicated in your letter.
Form 10-K for the Year Ended December 31, 2007
Item 8. Financial Statements and Supplementary Date
Notes to Consolidated Financial Statements
Question 1: Note 5. Mortgage Loans Held for Investment, page 119
We note your disclosure that during the twelve months ended December 31, 2007, you transferred $13.8 billion of mortgage loans from held for sale to held for investment as a result of market conditions and your ability and intent to hold these loans for the foreseeable future. Please address the following concerning these transfers:
•	Tell us and revise future filings to disclose how you define “foreseeable future”;
We define foreseeable future as the longest reasonably reliable net income, liquidity and capital forecast period. The assessment of reliability and the corresponding length of this period of time is highly judgemental and subject to change as external market forces, including the significant disruption of liquidity in the mortgage market, impact the business. Whereas we generally view foreseeable future as longer rather than shorter periods of time, we do not use a bright line test or static analysis horizon in our definition of foreseeable future. Our current view of foreseeable future has been and continues to be significantly impacted by unprecedented volatility in the mortgage and capital markets including increasingly frequent and severe margin calls, falling asset valuations, rising delinquencies, stricter credit terms and a reduced willingness of counterparties to trade or extend credit.

United States Securities and Exchange Commission
Mr. Amit Pande
August 20, 2008

Management has reasoned that foreseeable future should be based on something tangible, and has taken the position that our net income, liquidity and capital forecasting tools represent a disciplined, measured and controlled process through which we assess our ability and intent to hold or sell mortgage loans as guided by generally accepted accounting principles. The current forecasting process, which involves members of senior management, includes monthly net income, weekly liquidity and periodic capital forecast preparations. These preparations are supported by weekly cash flow forecasting meetings, daily cash calls and frequent asset strategy calls. The frequency of the forecasting process and on-going meetings are subject to change depending on our financial and cash flow condition as well as market stability. The documentation associated with these activities also varies depending upon the type of activity. This forecasting process serves as a baseline for estimating our consolidated capital position in comparison to our tangible net worth covenants. In addition, we consider our annual planning process to assess intent and ability to sell or hold mortgage loans.
The results of this process are captured within our annual plan, net income forecasts, and Executive Liquidity Reports (“ELR”), as well as other documents. The ELR is used by both senior management and treasury personnel to determine our liquidity and funding needs over a rolling twelve-month period. The actions and strategies to address our funding needs are less formally documented and are not necessarily included in the ELR.
The following is a general outline of how these tools are applied when we assess whether a loan should remain in the held for investment (HFI) or held for sale (HFS) classification:
Step 1.	HFS or HFI loans are loans that we intend to sell (orginated to sell or otherwise intend to sell) or retain, respectively, and supported by the actions represented in the net income forecast, ELR and annual plan as well as other formal and informal documentation relating to the activities described above.

Step 2.	We evaluate on-going senior management decisions with respect to circumstances reflected in recent net income forecasts or ELRs and additional circumstances which will be reflected in future planning documentation. For example, if a decision is made to retain a loan previously intended for sale due to an assessment of best execution given external market conditions, that transfer to HFI is supported by the ELR and other considerations regarding the ability to hold the loan for the foreseeable future. It is our position that once a loan is in HFI, changes in intent should not be made based upon short term factors, e.g., a favorable market valuation driving a potential change in intent is not, in isolation, a justification for transfer to HFS under generally accepted accounting principles.

Step 3.	For mortgage loans recorded as HFI, we evaluate the ELR and consider our actions and strategies to address our liquidity needs in order to

United States Securities and Exchange Commission
Mr. Amit Pande
August 20, 2008

assess our ability to retain loans given liquidity pressures. Loans are maintained in HFI only if this assessment, including management’s actions and strategies would support our ability to hold the loans for the foreseeable future.
We will revise our future filings beginning with our fiscal year 2008 Form 10-K to include a definition of foreseeable future in our Summary of Significant Accounting Policies. We agree that due to the unprecedented market developments since the second quarter of 2007 and our related liquidity contraints, the definition of foreseeable future is relevant to an investor. Our revision is as follows: “The Company’s classification of its mortgage loans between loans held for sale (HFS) and loans held for investment (HFI) is based on management’s assessment of its intent and ability to hold loans for the foreseeable future or until maturity. Management defines foreseeable future as its longest reasonably reliable net income, liquidity and capital forecast period. The assessment of forecast reliability and the corresponding length of foreseeable future is highly judgemental and subject to change as external market forces impact the Company. The Company’s view of foreseeable future has been and continues to be significantly impacted by unprecedented volatility in the mortgage and capital markets including increasingly frequent and severe margin calls, falling asset valuations, rising delinquencies, stricter credit terms and a reduced willingness of counterparties to trade or extend credit.”
•	Whether there have been any changes to your definition of “foreseeable future” as a result of current market conditions;
There have been no changes to our definition of foreseeable future, although market conditions have affected our ability to hold certain loans for the foreseeable future. Liquidity constraints have required us to sell certain loans at a loss that were previously reclassified to HFI during 2007 to meet liquidity requirements.
•	Tell us if you believe there is a minimum amount of time you must hold the loans for investment before you can transfer them back to held for sale. For example, if the markets recover two months after the transfer and you can sell the loans at a favorable price, do you believe you can transfer the loans back to held for sale at the time; and
Management does not believe there is a minimum amount of time we must hold loans for investment before a transfer back to HFS may be required. We believe that reclassifications from HFI to HFS could occur quickly if unanticipated market conditions arise limiting our ability to retain loans for the foreseeable future. However, regarding the example you cited above, it is our position that once a loan is recorded in HFI, changes in intent should not be made based upon short term factors, e.g., favorable market valuation driving a change in intent is not, in isolation, a justification for transfer to HFS under generally accepted accounting principles.

United States Securities and Exchange Commission
Mr. Amit Pande
August 20, 2008

•	Tell us the specific facts and circumstances you believe would allow you to transfer the loans back to held for sale.
In the first and second quarters of 2008, our ability to hold the loans for the foreseeable future changed when we experienced unforeseen liquidity events. Specifically, we transferred loans to HFI based upon our ability and intent to hold for the foreseeable future and that transfer was supported by our net income and liquidity forecasts and other contemplated actions at the time of transfer. Our liquidity situation subsequently changed in an unforeseen manner impacting our ability to hold these mortgage loans. The events impacting our liquidity, included, but were not limited to, an unforeseen inability to renew credit lines, scarcity in the number of counterparties to whom to sell assets, continued margin calls, significant market price declines for existing held for sale assets and changes in interest rates driving cash demands in our hedging instruments. In these circumstances, we believe we were required to transfer the mortgage loans to held for sale, as they were needed to be sold for liquidity reasons.
As disclosed in our Form 10-Q for the quarter ended March 31, 2008 and June 30, 2008, we reclassified $1.5 and $2.3 billion, respectively, of mortgage loans from HFI to HFS during the first and second quarters of 2008. We determined during these quarters that we no longer had the ability to hold the transferred mortgage loans for the foreseeable future because of unanticipated liquidity needs.
As indicated previously, we do not believe short-term factors that may have an impact on intent justify a transfer to HFS under generally accepted accounting principles.
Question 2: Note 5 Mortgage Loans Held for Investment
We note your disclosure that you sold residual cash flows related to a number of on-balance sheet securitizations and approved actions necessary to cause the securitization trusts to satisfy the QSPE requirements of SFAS No. 140 which resulted in the deconsolidation of 92 securitization trusts in 2007. Please tell us the following concerning these transactions:
•	Describe the actions completed and approved that caused the securitization trusts to satisfy the QSPE requirements of SFAS 140 and met all of the conditions in SFAS 140 to account for the transfers as a sale;
We originally accounted for our securitizations to be on-balance sheet securitizations (financing securitizations) when the residual credit risk of the underlying loan portfolio was retained by us. Generally, financing securitizations and off-balance sheet securitizations are legally the same except for two features of financing securitizations resulting in them not meeting the requirements of paragraphs 9 and 35 of SFAS No. 140: (1) inclusion of a “Limited Mortgage Loan Repurchase Right” allowing unlimited discretion to repurchase any five mortgage loans from the asset

United States Securities and Exchange Commission
Mr. Amit Pande
August 20, 2008

pool; and/or (2) inclusion of a “Derivative Contract” provision allowing the securitization trust to enter into a derivative instrument at any time.
In 2007, we divested from the residual credit risk maintained in certain of these non-prime securitization structures which resulted in the related securitization transactions meeting the sale accounting requirements of SFAS No. 140 and causing the securitization trusts to comply with the QSPE requirements of the standard. The specific steps performed by us were as follows:
Step 1:	Exercised our Limited Mortgage Loan Repurchase Right, subsequent to which we no longer had any future rights to repurchase under this provision;

Step 2:	Amended the securitization trust’s governing documents to remove the Derivative Contract provision. This amendment required approval by the Master Servicer, Trustee and holders of 66% of the bond class(es) affected, in accordance with the voting provisions of the trust documents; and

Step 3:	Sold our residual credit exposure to third party investors (i.e. all beneficial interests in these structures that we previously held);
In addition to the above, we refreshed our on-going SFAS No. 140 analysis for each individual securitization special purpose vehicle (Securitization SPV) to confirm the application of sale accounting as of the date the residual interest was sold. This analysis included an assessment of expected derivative cash flows of the Securitization SPV pursuant to paragraph 40 of SFAS No. 140 as of the deconsolidation date.
•	Describe and quantify all assets obtained and liabilities incurred in consideration as proceeds for the sale; and
We sold our economic residual interests in these Securitization SPVs and received $39.9 million in cash proceeds. Subsequent to the sale, we did not maintain any beneficial ownership interests in these Securitization SPVs. No other incremental recourse was provided by us to the buyer of the economic residual interest other than normal representations and warranties identical to those contained in our gain on sale securitizations accounted for as sales for similar product types. Accordingly, no incremental liabilities were incurred.
Additionally, we capitalized approximately $75.6 million related to our retained mortgage servicing rights pursuant to SFAS No. 156.
•	How you determined the $525.7 million gain on sale of residual cash flows related to the deconsolidation.
The deconsolidation of the Securitization SPV resulted in us recognizing a $525.7 million gain, which was comprised of the following:

United States Securities and Exchange Commission
Mr. Amit Pande
August 20, 2008

Table in Millions

Debit/(Credit) to P&L
$(39.9)	Receipt of cash proceeds
(75.6)	Capitalized mortgage servicing rights
26,098.0	Derecognized mortgage assets, including REO, deal costs and misc. receivables, net of reserves for credit losses of approximately $1.539 billion
(26,507.0)	Derecognized third party bond obligations and other liabilities
(1.2)	Derecognized other misc. assets and liabilities (e.g. servicing advances)

$(525.7)

Question 3: Note 22. Guarantees, Commitments, and Contingencies, page 152
We note your disclosure that you may be required to repurchase loans or indemnify investors for losses sustained under guarantees you provide under the Agency loan program. Given your disclosure on page 35 under Risk Factors that you have experienced a material increase in repurchase requests, please revise future filings to disclose the following concerning these guarantees:
•	The events or circumstances under which whereby you would be required to repurchase loans or indemnify investors for losses sustained under these guarantees;
Our repurchase and indemnification obligations relate to customary and continuing business activities and are usual, as described on page 89 of our December 31, 2007 Form 10-K under Purchase Obligations and Options. Generally, the repurchase and indemnification obligations can be categorized in four distinct categories:
1.	Repurchase commitments related to borrower performance for loans sold to the Agencies under the Agency Loan Program (“Agency Loan Program Commitments”);

2.	Standard representations and warranties (“rep and warrants”) related to Agency (Freddie Mac and Fannie Mae) asset sales (“Agency Rep & Warrant”);

3.	Standard representations and warranties related to non-Agency asset sales and securitizations (“Non-Agency Rep & Warrant”); and

4.	Early payment default stipulations related to non-Agency asset sales and securitizations (“Early Payment Default”).
The risk factor disclosed on page 35 is intended to cover the exposure of all of the above repurchase and indemnification obligations.
We sell certain loans to the Agencies under the Agency Loan Program that allows streamlined loan processing and limited documentation requirements, including reduced or waived income documentation requirements and waived appraisals. The

United States Securities and Exchange Commission
Mr. Amit Pande
August 20, 2008

majority of these loans are originated under an employee benefit available to GM and GMAC employees, including employees of Residential Capital, LLC. Under the terms of the Agency Loan Program, in the event loans reach a specified delinquency status, we may be required to provide certain required documentation, or in some cases, repurchase the loan or indemnify the Agency for any losses sustained. We are also responsible for Agency Rep and Warrant liability separately from Agency Loan Program Commitments.
We deliver standard rep and warrants to purchasers in connection with asset sales and securitizations. These are primarily factual statements about characteristics of the underlying transferred assets and typically relate to loan origination and underwriting and loan performance between origination and sale. Examples include representations that: (i) loans contain customary and enforceable provisions, (ii) loans are secured by enforceable liens, (iii) delinquency history and (iv) the types of documentation that will be included in the loan file for each transferred asset. The estimated fair value of liabilities related to possible breaches of these representations are recognized upon transfer of the assets. Representation and warranty exposure exists for the life of each transferred asset.
We also, from time to time, provide certain purchasers with repurchase commitments for loans that become contractually delinquent within a specified period of time from their date of origination or sale. These Early Payment Default or repurchase commitments relate to borrower performance after the sale or securitization of the loans and the estimated fair value of these liabilities are recognized upon transfer of the assets.
We have the opportunity to cure breaches of standard representations and warranties by either curing the deficiency (in the case of a documentation deficiency), replacing the asset(s) with similar asset(s) that conform to our representations and warranties, repurchasing the asset(s), or, in some cases, making the purchaser whole for any incurred losses.
•	The reasons for recording, or not recording, a liability related to the Agency loan program in the periods presented;
The estimated fair value of liabilities related to Agency and Non-Agency Rep & Warrants are recognized upon asset transfer in accordance with SFAS No. 140. We consider these liabilities as a contingency under SFAS No. 5. The estimated fair value of liabilities related to Early Payment Defaults is recognized as a guarantee in accordance with Financial Interpretation No. 45. As described below, during the periods presented, the specific liability related to the Agency Loan Program Commitments is immaterial. All estimated fair values of these repurchase and indemnification obligations are included in Other Liabilities in our Consolidated Balance Sheet.
In calculating the estimated fair value of liabilities for Agency (including Agency Loan Program Commitments) and Non-Agency Rep & Warrant and Early Payment Default commitments we employ various proprietary modeling and analytical techniques.

United States Securities and Exchange Commission
Mr. Amit Pande
August 20, 2008

The principal variables utilized in our estimate of fair value include: 1) Frequency, the expected occurrence of representation and warranty breaches and borrower delinquency based on observed occurrences within our servicing data, internal quality control analytics and actual repurchase activity; 2) Severity, the anticipated losses to be incurred upon a loan’s repurchase based on historical experience and observed estimates of fair value for similar assets; and 3) Unpaid Principal Balance (UPB) of the applicable loan population. We refine and update the assumptions at a minimum quarterly, and more frequently should market conditions, actual experience or trends indicate an update is appropriate.
We disclosed the maximum liability related to the Agency Loan Program Commitments for the periods presented in Note 22 — Guarantees, Commitments, and Contingencies (“Note 22”). As noted previously, the carrying value of the liability was immaterial for each of the periods presented. With respect to the Early Payment Default commitments, we did not disclose these commitments in Note 22 as a FIN 45 guarantee. We will revise future filings to disclose Early Payment Default commitments as guarantees in Note 22. We do not believe our omission of this particular disclosure, when taken as a whole with other disclosures in previously issued financial statements, is material to the reader of our consolidated financial statements and related disclosures. In making this assessment, we considered our other relevant disclosures with respect to Early Payment Default commitments included in Note 2 — Significant Accounting Policies, “Liabilities for Assets Sold with Recourse”, the discussion of our provision for assets sold with recourse in Management Discussion & Analysis on pg. 59 of the 2007 Form 10-K and our risk factor disclosure regarding the increase in repurchase requests on pg. 35 of the 2007 Form 10-K. The maximum exposure and carrying value of liabilities relating to Early Payment Default commitments was $35.3 billion and $61.8 million at December 31, 2007 and $29.9 billion and $29.1 million at December 31, 2006, respectively. The carrying value of the Early Payment Default liability was $11.8 million at June 30, 2008. We expect this liability to continue to decrease due to significant reductions in our non-conforming loan production.
•	Quantify any repurchases or indemnification for losses under the Agency loan program in the periods presented.
Repurchases under the Agency loan program consisted of 15 loans totaling $2.0 million in unpaid principal balance in 2007. This unpaid principal balance does not represent our total loss due to these repurchases. Our loss can be estimated at approximately $500,000 using the average severity for delinquent Agency mortgage loans in 2007. There were no purchases in 2006 pursuant to the Agency Loan Program Commitments.
•	Please revise future filings to disclose the following concerning these guarantees:
Following are proposed disclosure revisions (italicized language represents proposed additions) we would include in future filings beginning with our fiscal year 2008 Form 10-K:

United States Securities and Exchange Commission
Mr. Amit Pande
August 20, 2008

•	Pg. 89 Purchase Obligations and Options; insert the following sentence before the last sentence of paragraph 2.
In accordance with Statement of Financial Accounting Standards No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, we estimate the fair value of our liability for representations and warranties when we sell loans and update our estimate quarterly.
•	Pg. 89 Purchase Obligations and Options; expand the last sentence of paragraph 2 to read as follows:
In addition, due to market conditions prevailing at the time of the related transaction, we have provided certain investors in our off-balance sheet arrangements (securitizations) and whole-loan transactions with repurchase commitments for loans that become contractually delinquent within a specified period of time from their date of origination or purchase (early payment defaults or EPD). These obligations differ from representations and warranties as they guarantee the performance of the underlying loan and are accounted for in accordance with Financial Interpretation No. 45, Guarantor’s Accounting for Guarantees, Including Indirect Guarantees of Indebtedness of Others (“FIN 45”) (See footnote 22 to the financial statements).
•	Pg. 152 Note 22. Guarantees, Commitments, and Contingencies, include in table:
Early Payment Default guarantees, maximum liability and carrying value of liability of $x billion and $x million (December 31, 2008) and $35.3 billion and $61.8 million (December 31, 2007), respectively.
•	Pg. 152 Note 22. Guarantees, Commitments, and Contingencies; include paragraph as follows:
Early Payment Defaults — The Company provides certain investors in its off-balance sheet arrangements (securitizations) and whole-loan transactions with repurchase commitments for loans that become contractually delinquent within a specified period of time from their date of origination or purchase. The maximum obligation for the Company’s Early Payment Defaults is $x billion and $35.3 billion for the periods ended December 31, 2008 and 2007, respectively. This maximum obligation represents the principal balance for loans sold which are covered by these stipulations.

United States Securities and Exchange Commission
Mr. Amit Pande
August 20, 2008

Form 10-Q for the Period Ended March 31, 2008
Item 1. Financial Statements
Question 4: Condensed Consolidated Statements of Income, page 4
We note you made the following changes in the geographical presentation of the under mentioned line items in your Consolidated Statement of Income beginning with the Form 10-Q for the quarter ended March 31, 2008, when compared to the Form 10-K for the year ended December 31, 2007, and prior periods:
•	Provision for credit losses is presented below Total net revenue as compared to previously including within Net financing revenue.

•	Automotive operating lease income is included within Total financing revenue.

•	Depreciation expense on automotive operating lease income is included within Net financing revenue as compared to previously including as a component of Total noninterest expense.
Please tell us the following concerning the above changes:
•	The reason(s) for each of the above changes and why you believe the new presentation better reflects your operating results;

•	The authoritative guidance you followed in presenting your income statement in the new format; and

•	Why you believe that expenses related to your provision for loan losses are not attributable to your Net financing revenue.
•	The reason(s) for each of the above changes and why you believe the new presentation better reflects your operating results;
Beginning with the Form 10-Q for the quarter ended March 31, 2008, we made certain changes in the geographical presentation of our consolidated statement of income that we believe are appropriate based on the nature of our business, to emphasize a presentation of net revenue without credit costs, and to conform our income statement presentation to that of our parent (GMAC LLC) in order to enable investors, analysts, rating agencies and other users of our consolidated financial statements better comparability and understanding of our operations. These changes included separately disclosing key components of our automotive operating lease operations within net financing revenues and moving the placement of the provision for loan losses below total net revenue. We are a material driver of GMAC’s performance, and this alignment will better assist the readers of GMAC’s financial statements in assessing their performance relative to our results, and at the same time, provide relevant disclosure to our readers of net interest margin, total net revenue, credit costs, and more transparency with respect to automotive leases.

United States Securities and Exchange Commission
Mr. Amit Pande
August 20, 2008

We believe credit costs are separable from net interest margin and should be viewed differently than as a component of revenue. Management actions and market forces related to credit are generally separate and distinct from the related net interest margin. For example, whereas market forces impact credit losses, we have the ability to impact credit costs given decisions on underwriting standards, customers to pursue, modification and workout strategies for troubled loans and other related decisions impacting levels of credit risk to assume. These actions are separate and distinct from our initiatives to increase production volume, are managed separately, and we do not believe those credit related decisions should impact an assessment of the enterprises ability to generate revenue. Providing a net revenue line without credit costs allows the reader to assess the revenue generating ability of the company, against peers, separate from the company’s ability to manage costs, including how the company accepts, monitors and controls credit risk.
We further included the income and depreciation from automotive operating lease assets in our net financing revenue to provide a reader with enhanced transparency on what our true margin was from our financing operations for the periods presented. While automotive leasing is not a major line of business for our operations and the related results are eliminated through minority interest, the automotive leasing income and expense remain an integral financing activity of GMAC Bank. The depreciation expense on those leased assets is an integral expense which is directly correlated to our financing revenue.
After making these changes to our Consolidated Statement of Income, we believe the new presentation is more understandable to the users of our financial statements and more accurately reflect our period operating results.
•	The authoritative guidance you followed in presenting your income statement in the new format; and
ResCap and our parent (GMAC LLC) as diversified financial service companies technically fall within the requirement of Article 5 of Regulation S-X as a Commercial and Industrial Company specifically due to the fact that we do not meet the requirements of Article 6 (Registered Investment Company), Article 7 (Insurance Companies) or Article 9 (Bank Holding Companies). However, consistent with SAB 69 Topic 11-K, we believe certain guidance and concepts in Article 9 are relevant to us given the nature of our financial services business, and we believe that we are required to consider that guidance. We believe that providing net financing revenue exclusive of credit costs provides meaningful information to our financial statement users in assessing the net margins of our lending, borrowing and deposit activities similar to a net interest income presentation as prescribed in Article 9. We also noted that certain large bank holding companies present the provision for credit losses below total revenue and above other operating expenses as a separate line item on the face of the income statement. We believe this presentation gives the proper level of prominence in the income statement in order to allow users to view net financing revenue (“net interest margin”), total revenue, total provision for credit losses, and total other expenses in meaningful categories for users to understand our operations and how we manage the business.

United States Securities and Exchange Commission
Mr. Amit Pande
August 20, 2008

•	Why you believe that expenses related to your provision for loan losses are not attributable to your Net financing revenue.
As noted above, the provision for credit losses is mainly driven by credit exposure and not specifically a cost of our net financing revenue. This modification allows investors to see a “total revenue” consistent with the industry that is limited to only net financing revenue and other revenue. Finally, these changes more closely align our income statement presentation with our parent’s financial presentation.
Note 16 Fair Value
Question 5: Fair Value Option for Financial Assets and Financial Liabilities (SFAS 159), page 27
We note that on January 1, 2008, you recorded a $3.8 billion decrease to beginning retained earnings as a result of electing the fair value option under SFAS 159 for loans held for investment in financing securitization structures with a carrying value of $10.5 billion, including related allowance for loan losses of $489 million, at December 31, 2007. Please tell us and revise future filings to quantify the portion of the $3.8 billion decrease that was attributable to deterioration of credit quality in this loan portfolio and disclose the factors other than credit quality that resulted in writing down the values of these loans.
The portion of the $3.8 billion decrease that was attributable to deterioration of credit quality in this loan portfolio was estimated to be $556 million. This figure estimates the cumulative expected lifetime losses using our internal credit models on loans held within the portfolio less the allowance for loan loss previously reflected in the $10.5 billion carrying value prior to adoption. The allowance at December 31, 2007 was limited to losses incurred under SFAS No. 5.
The remainder of the initial adjustment of $3.8 billion related to the adjustment we recognized for the risks associated with market risk and illiquidity and marketability in the current marketplace. Regarding market risk factors, we considered changes in value of the portfolio due to interest rate movements, which affects prepayment speeds and yields on loans. Regarding illiquidity and marketability, we considered the currently wide bid/offer spreads, reduced levels of observed transactions for the same or similar assets and large movements in price of the portfolio, among other factors.
Our disclosure estimate for the March 31, 2008 and June 30, 2008 Form 10-Q’s estimated the change in fair value due to credit risk as the expected losses of principal balances of the beneficial interests in these securitization structures. Losses of principal of these beneficial interests were considered the best observable source of the change in fair value due to credit risk particularly due to the fact that the loans are legally sold and are collateral for the securitized beneficial interests. However, we have concluded that we will present this disclosure in future filings to

United States Securities and Exchange Commission
Mr. Amit Pande
August 20, 2008

align with the credit attribution estimate discussed in the first paragraph above as it would further refine our attribution of credit and market risk. This refinement to the attribution does not impact our total estimate of fair value for these mortgage loans.
Our future filings will continue to disclose the portion of the fair value change attributable to credit risk and we will add the following disclosure: “Factors other than credit quality which impact the fair value include changes in market interest rates and the illiquidity or marketability in the current marketplace. Lower levels of observable data points in illiquid markets generally result in wide bid/offer spreads.”
We will also disclose in our future filings that: “Our estimate of the decrease in fair value due to credit quality was approximately $556 million of the $3.8 billion decrease in fair value at the date of adoption.”
*     *     *     *     *
We trust the foregoing responses adequately address your comments. In the event future information is necessary please feel free to contact us. I can be reached at (952) 857-8908 or you may contact Ralph Flees, ResCap’s Chief Accounting Officer and Controller, at (952) 857-7272.

Sincerely,
/s/ James N. Young
James N. Young
Chief Financial Officer
cc: Dave Irving
Staff Accountant, United States Securities and Exchange Commission
      Ralph Flees
Chief Accounting Officer and Controller, ResCap LLC